Exhibit No. 12

RPM

RATIO OF EARNINGS TO FIXED CHARGES

Periods Ended May 31, 2013 through May 31, 2017 and February 28, 2018

	Nine Months Ended	Year Ended May 31,
	February 28, 2018	2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges [1]	4.06	3.08	5.36	5.29	5.34	2.86

[1] Calculated as follows:	(income before income taxes) + (fixed charges)
(fixed charges)

Fixed charges consist of interest expense, amortized expenses related to debt and an estimate of the interest portion of rental expense.

	Nine Months Ended	Year Ended May 31,
(All numbers in thousands)	February 28, 2018	2017	2016	2015	2014	2013
Income before income tax	299,163	244,333	483,466	453,253	424,487	176,891
Fixed charges	97,633	117,387	110,851	105,549	97,918	95,346
Total	396,796	361,720	594,317	558,802	522,405	272,237